

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2013

Via E-mail
Irene H. Oh
Chief Financial Officer
East West Bancorp, Inc.
135 N. Los Robles Ave., 7th Floor
Pasadena, California 91101

      Re: **East West Bancorp, Inc.**
               Form 10-K for Fiscal Period Ended December 31, 2012
               Filed February 28, 2013
               File No. 000-24939

Dear Ms. Oh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K filed for the Period Ended December 31, 2012

Item 1. Business, page 3

1. We note that you operate three full-service branches in Hong Kong, Shanghai, and Shantou, three representative offices in China located in Beijing, Guangzhou and Shenzhen and one representative office in Taipei, Taiwan. Please disclose the financial information regarding significant operations in different geographic areas required by Item 101(d) of Regulation S-K in future filings, or provide your explanation as to why you did not separately disclose the size and performance of your foreign operations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Interest Income, page 35

2. Please tell us and revise in future filings to disclose, for all periods presented, both the dollar impact on interest income as well as the percentage impact on the net interest margin as a result of the acquired covered loans within the company's loan portfolio.

Item 8. Notes to Consolidated Financial Statements

Note 2. Fair Value, page 80

3. Please tell us and revise future filings to disclose how often you obtain updated appraisals for your collateral dependent impaired loans and other real estate owned, including any noted differences by loan type. Please also disclose any adjustments you make to appraised values, including those made as a result of outdated appraisals and how this information is considered in your determination of the allowance for loan losses.

4. In addition to the comment above, it is not clear to us why your impaired loans and other real estate owned are categorized as level 2 considering their unique characteristics and the various assumptions made in determining their fair values, including the numerous assumptions made in the appraisal process. We believe these assets fall under the level 3 category. Please revise future filings accordingly or provide us a detailed explanation of why you believe they should be categorized under level 2.

Note 7. – Covered Assets and FDIC Indemnification Asset, page 97

5. Please provide us with and revise in future filings, to include a rollforward of the FDIC receivable for the periods presented.

6. Please provide us and revise future filings, to include a rollforward of activity for troubled debt restructurings for the periods presented. Further, revise to include sufficient information addressing the troubled debt restructurings by geographic region.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Gotlieb at (202)551-3416 or Chris Windsor at (202)551-3419 if you have any questions regarding legal comments or Marc Thomas at (202) 551-3452 or me at (202) 551-3321 with any other questions.

Sincerely,

/s/ David Irving

David Irving
Reviewing Accountant